SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

TRAVEL HUNT HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

89416Q 202

(CUSIP Number)

Qun Wang
Room 2707, 27/F Shui On Centre,
6-8 Harbour Road, Wanchi, Hong Kong
People’s Republic of China
(852) 2780 7231
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS Qun Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 26,041,146*

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 26,041,146*

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,041,146*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%*

14.	TYPE OF REPORTING PERSON IN
* Consists of the following shares held by entities for which the Reporting Person is deemed to be the beneficial owner: 1,898,173 shares held by Eternal International Holding Group Ltd., a Hong Kong company, of which the Reporting Person is a 20% owner; all 9,490,865 shares held by Keen Star Asia Holdings Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; all 4,382,502 shares held by Krum Power Group Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; all 4,382,502 shares held by Clever Keys Group Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; all 3,188,931 shares held by Oak Lake Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; and all 2,698,173 shares held by Longwide Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner.

1.	NAMES OF REPORTING PERSONS Eternal International Holding Group Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 9,490,865

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,490,865

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,490,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Keen Star Asia Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 9,490,865

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,490,865

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 9,490,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%

14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The name of the issuer is Travel Hunt Holdings, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 17th Floor, HongJi Building, JinWei Road, HeBei District, Tianjin, China. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a)-(f). Qun Wang. This Schedule 13D is being filed by Mr. Qun Wang, a citizen of People’s Republic of China (“Mr. Wang”). Mr. Wang is investment manager of Eternal International. Mr. Wang’s business address is Room 2707, 27/F Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong, China. During the last five years, Mr. Wang has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f). Eternal International Holding Group Ltd. This Schedule 13D is being filed by Eternal International Holding Group Ltd., a company organized under the law of Hong Kong (“Eternal International”). Eternal International is a holding company with no active business operations. The address of its principal office and place of business is Room 2707, 27/F, Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong. During the last five years, Eternal International has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f). Keen Star Asia Holdings Limited. This Schedule 13D is being filed by Keen Star Asia Holdings Limited, a company organized under the law of the British Virgin Islands (“Keen Star” and together with Mr. Wang and Eternal International, the “Reporting Persons”). Keen Star is a holding company with no active business operations. The address of its principal office and place of business is Room 2707, 27/F, Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong. During the last five years, Keen Star has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Eternal International received the securities covered by this statement pursuant to that certain share exchange agreement, dated March 28, 2008, by and among the Company, Willsky Development, Ltd. (“Willsky”) and Eternal, as the sole shareholder of Willsky (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Willsky held by Eternal International was exchanged for 94,908,650 shares of the Common Stock of the Company on March 28, 2008, the closing date of the Share Exchange Agreement. Simultaneous with the consummation of the Share Exchange Agreement, Eternal International distributed 85,417,785 shares of the Company’s Common Stock to its shareholders, including Keen Star and certain other entities controlled by Mr. Wang, as a dividend.

Mr. Wang owns 20% of Eternal International and 100% of Keen Star.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Company’s Common Stock pursuant to the Share Exchange Agreement and simultaneous distribution as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on March 31, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Wang is the beneficial owner of 26,041,146*  shares of the Company’s Common Stock, representing 26.0% of the outstanding shares of the Company’s Common Stock. Mr. Wang does not own any other securities of the Company. Eternal International is the beneficial owner of 9,490,865 shares of the Company’s Common Stock, representing 9.5% of the outstanding shares of the Company’s Common Stock. Eternal International does not own any other securities of the Company. Keen Star is the beneficial owner of 9,490,865 shares of the Company’s Common Stock, representing 9.5% of the outstanding shares of the Company’s Common Stock. Keen Star does not own any other securities of the Company.

(b) Mr. Wang has the sole power to vote and dispose of 26,041,146* shares.

(c) Other than the transaction in connection with the Share Exchange Agreement and the simultaneous distribution described in Item 3 above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

(d) Other than Mr. Wang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Form 8-K, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

* Consists of the following shares of the Company’s Common Stock held by entities for which the Mr. Wang is deemed to be the beneficial owner: 1,898,173 shares held by Eternal International, of which Mr. Wang is a 20% owner; all 9,490,865 shares held by Keen Star, of which Mr. Wang is the 100% owner; all 4,382,502 shares held by Krum Power Group Limited, a British Virgin Islands company, of which Mr. Wang is the 100% owner; all 4,382,502 shares held by Clever Keys Group Limited, a British Virgin Islands company, of which Mr. Want is the 100% owner; all 3,188,931 shares held by Oak Lake Investments Limited, a British Virgin Islands company, of which Mr. Wang is the 100% owner; and all 2,698,173 shares held by Longwide Investments Limited, a British Virgin Islands company, of which Mr. Wang is the 100% owner.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A
Share Exchange Agreement, dated March 28, 2008, among the Company, Willsky Development, Ltd. and its shareholder. [Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on March 31, 2008].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

/s/ Qun Wang
Qun Wang

ETERNAL INTERNATIONAL HOLDING GROUP LIMITED

By:/s/ Jiaji Shang
Name: Jiaji Shang
Title:

KEEN STAR ASIA HOLDINGS LIMITED

By:/s/ Qun Wang
Name: Qun Wang
Title: